Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2012 AND DECEMBER 31, 2011

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2012	December 31, 2011
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$212,679	$175,708
Restricted cash	5,899	5,984
Marketable Securities (Note 3)	2,679	2,534
Accounts receivable, net	19,244	23,421
Insurance claims	4,882	2,448
Due from related companies (Note 2)	1,162	1,641
Advances and other	7,857	7,508
Vessels held for sale	42,162	41,427
Inventories	15,368	19,835
Prepaid insurance and other	3,086	5,372
Current portion of financial instruments-Fair value (Note 7)	581	1,755

Total current assets	315,599	287,633

INVESTMENTS	1,000	1,000
FIXED ASSETS (Note 4)
Advances for vessels under construction	38,591	37,636
Vessels	2,640,669	2,639,878
Accumulated depreciation	(492,827)	(445,518)

Vessels’ Net Book Value	2,147,842	2,194,360

Total fixed assets	2,186,433	2,231,996

DEFERRED CHARGES, net (Note 5)	17,623	14,708

Total assets	$2,520,655	$2,535,337

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$222,092	$196,996
Payables	25,287	23,707
Due to related companies (Note 2)	2,018	1,063
Accrued liabilities	13,284	14,168
Accrued bank interest	6,143	7,081
Unearned revenue	3,293	7,469
Current portion of financial instruments - Fair value (Note 7)	21,737	29,228

Total current liabilities	293,854	279,712

LONG-TERM DEBT, net of current portion (Note 6)	1,252,074	1,318,667

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7)	13,004	17,800

STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value; 100,000,000 shares authorized; 56,293,237 issued and outstanding at June 30, 2012 and 46,208,737 at December 31, 2011.	56,293	46,209
Additional paid-in capital	404,309	351,566
Accumulated other comprehensive loss	(25,517)	(35,030)
Retained earnings	524,448	554,314

Total Tsakos Energy Navigation Limited stockholders’ equity	959,533	917,059
Noncontrolling Interest	2,190	2,099

Total stockholders’ equity	961,723	919,158

Total liabilities and stockholders’ equity	$2,520,655	$2,535,337

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30,
	2012	2011
VOYAGE REVENUES:	$99,046	$101,309

EXPENSES:
Commissions	1,503	3,718
Voyage expenses	25,576	33,707
Vessel operating expenses	32,110	33,139
Depreciation	23,685	24,851
Amortization of deferred dry-docking costs	1,211	1,194
Management fees (Note 2(a))	3,967	3,933
General and administrative expenses	952	1,054
Stock compensation expense (Note 9)	14	329
Foreign currency (gains)/losses	(69)	240
Loss on sale of vessel	—	801

Total expenses	88,949	102,966

Operating income/(loss)	10,097	(1,657)

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(16,111)	(16,945)
Interest income	395	598
Other, net	(38)	(10)

Total other expenses, net	(15,754)	(16,357)

Net loss	(5,657)	(18,014)
Less: Net income attributable to the noncontrolling interest	(42)	(113)

Net loss attributable to Tsakos Energy Navigation Limited	$(5,699)	$(18,127)

Loss per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.10)	$(0.39)

Loss per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.10)	$(0.39)

Weighted average number of shares, basic	54,341,534	46,082,284

Weighted average number of shares, diluted	54,341,534	46,082,284

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30,
	2012	2011

VOYAGE REVENUES:	$201,276	$200,505

EXPENSES:
Commissions	5,172	7,073
Voyage expenses	57,888	57,240
Vessel operating expenses	67,650	64,735
Depreciation	47,369	49,086
Amortization of deferred dry-docking costs	2,268	2,302
Management fees (Note 2(a))	7,959	7,818
General and administrative expenses	1,784	2,193
Stock compensation expense	168	701
Foreign currency (gains)/losses	(119)	637
Net gain on sale of vessels	—	(5,001)

Total expenses	190,139	186,784

Operating income	11,137	13,721

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(26,409)	(23,370)
Interest income	878	1,188
Other, net	(19)	(131)

Total other expenses, net	(25,550)	(22,313)

Net loss	(14,413)	(8,592)
Less: Net income attributable to the noncontrolling interest	(91)	(250)

Net loss attributable to Tsakos Energy Navigation Limited	$(14,504)	$(8,842)

Loss per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.29)	$(0.19)

Loss per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.29)	$(0.19)

Weighted average number of shares, basic	50,275,135	46,081,888

Weighted average number of shares, diluted	50,275,135	46,081,888

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30,
	2012	2011
Net loss	$(5,657)	$(18,014)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps	4,861	4,544
Amortization of deferred loss on dedesignated financial instruments	367	873

Total unrealized gains from hedging financial instruments	5,228	5,417
Unrealized gain on marketable securities	61	44

Other Comprehensive income	5,288	5,417

Comprehensive loss	(369)	(12,597)

Less: comprehensive income attributable to the noncontrolling interest	(42)	(113)

Comprehensive loss attributable to Tsakos Energy Navigation Limited	$(411)	$(12,710)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2012	2011
Net loss	$(14,413)	$(8,592)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps	8,634	8,470
Amortization of deferred loss on dedesignated financial instruments	734	1,278

Total unrealized gains from hedging financial instruments	9,368	9,748
Unrealized gain on marketable securities	145	44

Other Comprehensive income	9,513	9,792

Comprehensive (loss)/income	(4,900)	1,200

Less: comprehensive income attributable to the noncontrolling interest	(91)	(250)

Comprehensive (loss)/income attributable to Tsakos Energy Navigation Limited	$(4,991)	$950

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2011	$46,081	$350,946	$671,480	$(52,329)	$1,016,178	$3,752	$1,019,930

Net loss			(8,842)		(8,842)	250	(8,592)

- Expenses of 2010 common stock-offering		(73)			(73)		(73)

- Issuance of 72,500 shares of restricted share units	73	(73)			—		—

- Cash dividends paid ($0.30 per share)			(13,823)		(13,823)		(13,823)

-Distribution from Subsidiary to non controlling interest					0	(2,199)	(2,199)

- Other comprehensive income				9,792	9,792		9,792

- Amortization of restricted share units		701			701		701

BALANCE, June 30, 2011	$46,154	$351,501	$648,815	$(42,537)	$1,003,933	$1,803	$1,005,736

BALANCE, January 1, 2012	$46,209	$351,566	$554,314	$(35,030)	$917,059	$2,099	$919,158

Net loss			(14,504)		(14,504)	91	(14,413)

- Issuance of 10,000 shares	10,000	52,659			62,659		62,659

- Issuance of 84,500 shares of restricted share units	84	(84)			—		—

- Cash dividends paid ($0.30 per share)			(15,362)		(15,362)		(15,362)

- Other comprehensive income				9,513	9,513		9,513

- Amortization of restricted share units		168			168		168

BALANCE June 30, 2012	$56,293	$404,309	$524,448	$(25,517)	$959,533	$2,190	$961,723

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2012	2011
Cash Flows from Operating Activities:

Net loss	$(14,413)	$(8,592)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	47,369	49,086
Amortization of deferred dry-docking costs	2,268	2,302
Amortization of loan fees	455	482
Stock compensation expense	168	701
Change in fair value of derivative instruments	(1,805)	(2,336)
Gain on sale of vessels	—	(5,001)
Payments for dry-docking	(4,572)	(3,243)
(Increase) Decrease in:
Receivables	1,873	(333)
Inventories	4,467	(4,867)
Prepaid insurance and other	2,286	394
Increase (Decrease) in:
Payables	2,535	4,341
Accrued liabilities	(1,822)	6,759
Unearned revenue	(4,176)	(4,074)

Net Cash provided by Operating Activities	34,633	35,619

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(955)	(41,713)
Vessel acquisitions and/or improvements	(1,527)	(30,362)
Purchase of marketable securities	—	(2,500)
Proceeds from the sale of vessels	—	42,489

Net Cash used in Investing Activities	(2,482)	(32,086)

Cash Flows from Financing Activities:
Proceeds from long-term debt	28,358	48,000
Financing costs	(1,064)	(486)
Payments of long-term debt	(69,856)	(83,345)
Decrease/(Increase) in restricted cash	85	(845)
Proceeds from stock issuance program, net	62,659	—
Cash dividend	(15,362)	(13,823)
Distribution from subsidiary to noncontrolling interest owners	—	(2,199)

Net Cash provided by /(used in) Financing Activities	4,820	(52,698)

Net increase/(decrease) in cash and cash equivalents	36,971	(49,165)
Cash and cash equivalents at beginning of period	175,708	276,637

Cash and cash equivalents at end of period	$212,679	$227,472

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

The consolidated balance sheet as of December 31, 2011 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2011. There have been no material changes to these policies in the six month period ended June 30, 2012.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Tsakos Shipping and Trading S.A. (commissions)	1,231	1,370	2,479	3,023
Tsakos Energy Management Limited (management fees)	3,892	3,858	7,809	7,668
Tsakos Columbia Shipmanagement S.A.	328	301	651	597
Argosy Insurance Company Limited	2,336	2,533	4,744	4,987
AirMania Travel S.A.	877	601	1,728	859

Total expenses with related parties	8,664	8,663	17,411	17,134

Balances due from and due to related parties are as follows:

	June 30, 2012	December 31, 2011
Due from related parties
Tsakos Energy Management Limited	99	—
Tsakos Shipping and Trading S.A.	81	—
Tsakos Columbia Shipmanagement S.A.	982	1,641

Total due from related parties	1,162	1,641

Due to related parties
Tsakos Energy Management Limited	—	52
Tsakos Shipping and Trading S.A.	—	89
Argosy Insurance Company Limited	1,812	607
AirMania Travel S.A.	206	315

Total due to related parties	2,018	1,063

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

There is also, at June 30, 2012, an amount of $689 ($691 at December 31, 2011) due to Tsakos Shipping and Trading S.A. and $312 ($243 at December 31, 2011) due to Argosy Insurance Limited, included in accrued liabilities which relates to services rendered by these related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. From July 1, 2010, the monthly management fees for operating vessels increased to $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0, of which $7.0 is paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis increased to $20.0. Those fees applied until December 31, 2011. From January 1, 2012, monthly fees for operating vessels are $27.5, for vessels chartered in or chartered out or on a bare-boat basis are $20.4 and from April 1, 2012 for the LNG carrier $35.0, of which $10.0 is paid to the Management Company and $25.0 to a third party manager.

The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board of Directors, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at June 30, 2012 to pay the Management Company an amount of approximately $140,747 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at June 30, 2012 scheduled for future delivery are:

Year	Amount
July to December 2012	8,140
2013	15,768
2014	15,875
2015	15,781
2016	15,750
2017 to 2022	86,625

157,939

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued)):

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 from January 1, 2012 and $20.0 per vessel in 2011. These fees in total amounted to $245, and $327 during the six months ended June 30, 2012 and 2011, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(c)	Tsakos Shipping and Trading S.A. (continued): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit, research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge a brokerage commission. In 2011, this commission was approximately 1% of the sale price of a vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first six months of 2012, no such fee was charged whereas in 2011, $2,800 has been charged for fourteen vessels delivered between 2007 and September 2011. This amount was added to the cost of the vessels concerned and is being amortised over the remaining life of the vessels.

Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related parties.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Marketable Securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. The fair value of these marketable securities as of June 30, 2012 was $2,679, and the change in fair value during the six months ended June 30, 2012, amounting to $145 (positive) is included in Accumulated other comprehensive loss.

4.	Vessels

Acquisitions

There were no vessel acquisitions in the first six months of 2012. In the first six months of 2011, the Company acquired the newbuilding Spyros K at a total cost of $73,956.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels (continued)

Sales

There were no vessel sales in the first six months of 2012. In the first six months of 2011, the Company sold the aframax tankers Opal Queen for $34,000, realizing a gain of $5,802, and Vergina II for $10,925, realizing a loss of $801, which is separately reflected in the accompanying Consolidated Statements of Income.

Held for Sale and impairment

In the latter part of 2011, events occurred and circumstances changed, which in the ensuing period indicated that the carrying amounts of the VLCC tankers La Madrina and La Prudencia, built in 1994 and 1993 respectively, were not fully recoverable. More specifically, market conditions led to a significant drop in VLCC tanker hire rates and the preference for younger vessels. The Company determined that these vessels met the criteria to be classified as held for sale at December 31, 2011. Therefore, the Company remeasured the vessels at fair value less costs to sell and recognized a total impairment charge of $39,434. Consequently, the total carrying values at December 31, 2011 of $30,987 for La Madrina and $49,875 for La Prudencia were written down to $20,714 each, which is a level 3 measurement of fair market value of the vessel as determined by management taking into consideration valuations from independent marine valuers and making use of current available market data relating to the vessel and similar vessels (Note 12(c)). The vessels are still classified as held for sale at June 30, 2012. There were no vessels held for sale at June 30, 2011.

5.	Deferred Charges

Deferred charges consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $12,978 and $10,672, at June 30, 2012 and December 31, 2011, respectively, and loan fees, net of accumulated amortization, amounted to $4,645 and $4,036 at June 30, 2012 and December 31, 2011, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long –Term Debt

Facility	June 30, 2012	December 31, 2011
(a) Credit Facilities	1,007,072	1,030,798
(b) Term Bank Loans	467,094	484,865

Total	1,474,166	1,515,663
Less – current portion	(222,092)	(196,996)

Long-term portion	1,252,074	1,318,667

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt (continued)

(a)	Credit facilities

As at June 30, 2012, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. In January 2012, the Company drew down the unused amount at December 31, 2011 of $28,358.

Interest is payable at a rate based on LIBOR plus a spread. At June 30, 2012, the interest rates on these facilities ranged from 1.24% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at June 30, 2012 amounted to $467,094. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at June 30, 2012, are based on LIBOR plus a spread.

On January 31, 2012, the Company agreed to the terms of an 8 year term loan for an amount of $73,600 relating to the financing of the first DP2 suezmax shuttle tanker, expected to be delivered in the first quarter of 2013.

On May 31, 2012, the Company agreed to the terms of an 8 year term loan for an amount of $73,600 relating to the financing of the second DP2 suezmax shuttle tanker, expected to be delivered in the second quarter of 2013.

At June 30, 2012, interest rates on these term bank loans ranged from 1.23% to 3.24%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2012	1.97%
Three months ended June 30, 2011	1.65%

Six months ended June 30, 2012	1.95%
Six months ended June 30, 2011	1.64%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. As at June 30, 2012 and December 31, 2011, the Company was in non-compliance with minimum value-to-loan ratios contained in certain of its debt

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

agreements under which a total of $844,937 at June 30, 2012 and $621,021 at December 31, 2011 were outstanding at those dates.

These agreements include two loans which relate to the vessels La Madrina and La Prudencia which are accounted for as held for sale both at June 30, 2012 and December 31, 2011 and which management expects to sell within 2012. On sale of these vessels it is expected that, in accordance with the terms of the respective loans, prepayments will be calculated on a basis that takes into account the value-to-loan ratios of the remaining vessels covered by the loans. These prepayments, based on existing values, are expected to amount to $61,241 at June 30, 2012 and $56,855 at December 31, 2011. These agreements also include further loans in non-compliance with minimum value-to-loan ratios in relation to which the Company may be required to prepay indebtedness in the form of cash or provide additional security in the total of $37,390 at June 30, 2012 and $8,555 at December 31, 2011. Accordingly, in addition to the required scheduled payments, the amounts of $98,631 at June 30, 2012 and $65,410 at December 31, 2011 have been classified as current liabilities.

As of December 31, 2011, a subsidiary, in which the Company has 51% interest, was not in compliance with the leverage ratio required by its loan, under which the amount of $48,125 was outstanding as of that date. In this respect on April 16, 2012, the subsidiary entered into an amendatory agreement with the lenders which waives the non-compliance of the leverage ratio covenant referred to above for the period from December 31, 2011 through December 31, 2012. The Company made on April 20, 2012 a prepayment of $8,125 on the loan (classified in current liabilities at December 31, 2011) against the balloon installment due in 2016 and pays increased interest rate margins during the waiver period and remaining term of the loan.

The annual principal payments required to be made after June 30, 2012, including balloon payments totaling $715,484 due through April 2022, are as follows:

Period/Year	Amount
July to December 2012	61,731
2013	234,828
2014	109,174
2015	204,198
2016	211,432
2017 and thereafter	652,803

1,474,166

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Interest expense	13,389	14,786	25,176	25,458
Less: Interest capitalized	(301)	(927)	(604)	(1,825)

Interest expense, net	13,088	13,859	24,572	23,633
Interest swap cash settlements non-hedging	1,262	981	4,226	4,372
Bunkers swap cash settlements	(589)	(1,665)	(1,405)	(2,914)
Amortization of loan fees	223	246	455	482
Bank charges	82	106	111	132
Amortization of deferred loss on de-designated financial instruments	367	873	734	1,278
Change in fair value of non-hedging financial instruments	1,678	2,545	(2,284)	(3,613)

Net total	16,111	16,945	26,409	23,370

At June 30, 2012, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $729,813 on which it pays fixed rates averaging 4.67% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 12).

At June 30, 2012, the Company held ten of the thirteen interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $522,706. The fair value of such financial instruments as of June 30, 2012 and December 31, 2011 in aggregate amounted to $20,008 (negative) and $28,835 (negative), respectively. The estimated net amount of cash flow hedge losses at June 30, 2012 that is estimated to be reclassified into earnings within the next twelve months is $15,295.

At June 30, 2012 and 2011, the Company held three interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first half of 2012 and 2011 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $3,458 (positive) and $2,477 (positive), respectively. During 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($2,471 at June 30, 2012), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during both quarters ended June 30, 2012 and 2011 was $367 per quarter and for the next year up to June 30, 2013, amortization is expected to be $1,471.

At June 30, 2012 and December 31, 2011, the Company had three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of June 30, 2012 and December 31, 2011 was $581 (positive) and $1,755 (positive), respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

The changes in their fair values during the first half of 2012 and 2011 amounting to $1,174 (negative) and $1,139 (positive) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

8.	Stockholders’ Equity

On April 18, 2012, the Company completed an offering of 10 million common shares at a price of $6.50 per share. The net proceeds from the sale of these common shares in this offering, after deducting underwriting discounts and estimated expenses relating to the offering was $62,659.

During the six-month period ended June 30, 2012, the Company declared dividends of $15,362 in aggregate of which $6,931 were paid on February 14, 2012 and $8,431 were paid on May 21, 2012.

9.	Accumulated other comprehensive loss

In the first half of 2012, Accumulated other comprehensive loss decreased with unrealized gains of $9,513 of which $8,634 (gain) resulted from changes in fair value of financial instruments, and $734 related to losses which were amortized to income on the de-designation of one interest rate swap. Also in the above gains are included $145 which resulted from changes in the fair value of marketable securities. In the first half of 2011, Accumulated other comprehensive loss increased with unrealized losses of $9,792 of which $8,470 (gain) resulted from changes in the fair value of financial instruments, $506 of losses were reclassified to income on sale of vessels and $772 related to losses which were amortized to income on the de-designation of one interest rate swap. Also in the above gains are included $44 which resulted from changes in the fair value of marketable securities.

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs using the treasury stock method.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net (loss)/income available to common stockholders	$(5,699)	$(18,127)	$(14,504)	$(8,842)

Weighted average common shares outstanding	54,341,534	46,082,284	50,275,135	46,081,888
Dilutive effect of RSUs	—	—	—	—

Weighted average common shares – diluted	54,341,534	46,082,284	50,275,135	46,081,888

Basic (loss)/earnings per common share	$(0.10)	$(0.39)	$(0.29)	$(0.19)

Diluted (loss)/earnings per common share	$(0.10)	$(0.39)	$(0.29)	$(0.19)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10.	Earnings per Common Share (continued)

For the three and six months ended June 30, 2012 and 2011 the RSUs are considered anti-dilutive due to the loss from continuing operations which have resulted in their exclusion from the computation of diluted earnings per common share.

11.	Commitments and Contingencies

As at June 30, 2012, the Company had under construction two DP2 suezmax shuttle tankers and one LNG carrier. The total contracted amount remaining to be paid for the three vessels under construction, plus the extra costs agreed as at June 30, 2012 was $358,312. Scheduled remaining payments as of June 30, 2012 were $76,160 from July to December 2012, $114,472 in 2013, $52,400 in 2014 and $115,280 in 2015.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2012, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
July to December 2012	97,424
2013	151,826
2014	88,007
2015	55,301
2016 to 2023	131,832

Net minimum charter payments	524,390

These amounts do not assume any off-hire.

On December 9, 2010, the Company signed two charter-party agreements with the same charterer, each for the charter of a DP 2 suezmax shuttle tanker for a period of fifteen years to commence on delivery of the vessels, expected in the first and second quarter of 2013 respectively. The revenue to be generated by these two vessels not delivered as at June 30, 2012 has not been included in the above table.

12.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, marketable securities, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, and its marketable securities primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(b)	Concentration of credit risk (continued): condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $66,703 as compared to its carrying amount of $69,076 (Note 6). The fair value of the long term investment equates to the amount that would be received by the Company in the event of sale of that investment. The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements discussed in Note 7 above and marketable securities discussed in Note 3 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

The fair value of the impaired vessels discussed in Note 4 are determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The estimated fair values of the Company’s financial instruments, other than derivatives at June 30, 2012 and December 31, 2011, are as follows:

	Carrying Amount June 30, 2012	Fair Value June 30, 2012	Carrying Amount December 31, 2011	Fair Value December 31, 2011
Financial assets/(liabilities)
Cash and cash equivalents	212,679	212,679	175,708	175,708
Restricted cash	5,899	5,899	5,984	5,984
Marketable securities	2,679	2,679	2,534	2,534
Investments	1,000	1,000	1,000	1,000
Debt	(1,474,166)	(1,471,793)	(1,515,663)	(1,512,651)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value (continued): The tables also present information with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	13,826	20,421
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	6,182	8,414

Subtotal		—	—	20,008	28,835

Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	7,911	8,807
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	6,822	9,386
Bunker swaps	Current portion of financial instruments-Fair value	581	1,755	—	—

Subtotal		581	1,755	14,733	18,193

Total derivatives		581	1,755	34,741	47,028

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value: (continued)

The Effect of Derivative Instruments on the Statement of Financial Performance for the three and six month periods ended June 30, 2012, and 2011

Derivatives in Cash Flow Hedging Relationships

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2012	2011	2012	2011
Interest rate swaps	(1,015)	(3,879)	(1,828)	(6,326)

Total	(1,015)	(3,879)	(1,828)	(6,326)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2012	2011	2012	2011
Interest rate swaps	Depreciation expense	(31)	(29)	(60)	(58)
Interest rate swaps	Interest and finance costs, net	(6,212)	(8,883)	(11,136)	(13,227)

Total		(6,243)	(8,912)	(11,196)	(13,285)

Derivatives Not Designated as Hedging Instruments

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,			Amount Six months ended June 30,
		2012	2011	2012	2011
Interest rate swaps	Interest and finance costs, net	(1,085)	(2,039)	(768)	(1,897)
Bunker swaps	Interest and finance costs, net	(1,267)	177	231	4,052

Total		(2,352)	(1,862)	(537)	2,155

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value: (continued)

The following table summarizes the fair values for assets and liabilities measured on a recurring basis as of June 30, 2012:

Recurring measurements	June 30, 2012	Quoted Prices in Active Markets for Identical Assets/(Liabilities) (Level 1)	Significant Other Observable Inputs Assets/(Liabilities) (Level 2)	Unobservable Inputs Assets/(Liabilities) (Level 3)
Interest rate swaps	(34,741)	—	(34,741)	—
Marketable Securities	2,679	—	2,679	—
Bunker swaps	581	—	581	—

	(31,481)	—	(31,481)	—

Recurring measurements:	December 31, 2011	Quoted Prices in Active Markets for Identical Assets/(Liabilities) (Level 1)	Significant Other Observable Inputs Assets/(Liabilities) (Level 2)	Unobservable Inputs Assets/(Liabilities) (Level 3)
Interest rate swaps	(47,028)	—	(47,028)	—
Marketable Securities	2,534		2,534
Bunker swaps	1,755	—	1,755	—

	(42,739)	—	(42,739)	—

The following tables present the fair values of items measured at fair value on a nonrecurring basis for the period ended June 30, 2012 and year ended December 31, 2011:

Nonrecurring basis	June 30, 2012	Unobservable Inputs (Level 3)
Vessels held for sale (Note 4)	$44,409	$44,409

	$44,409	$44,409

Nonrecurring basis	December 31, 2011	Unobservable Inputs (Level 3)
Vessels held for sale (Note 4)	$43,674	$43,674

	$43,674	$43,674

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Subsequent Events

(a)	On July 2, 2012 the Company drew down $13,800 on an 8 year loan agreed in January, 2012, relating to the financing of the first DP2 suezmax shuttle tanker, expected to be delivered in the first quarter of 2013.
(b)	On August 3, 2012, the Company declared a quarterly dividend of $0.15 per share payable on September 14, 2012 to shareholders of record as of September 7, 2012.
(c)	On August 16, 2012, the Company drew down $13,800 on an 8 year loan, agreed in May 2012 relating to the financing of the second DP2 suezmax shuttle tanker, expected to be delivered in the second quarter of 2013.